

TSX / NYSE American
Symbol: TMQ

News Release

Trilogy Metals Announces Election of Directors and Appoints Janice Stairs as Chair of the Board

May 23, 2019 - Vancouver, British Columbia – Trilogy Metals Inc. (TSX, NYSE American: TMQ) ("Trilogy Metals" or the "Company") is pleased to announce that the shareholders voted in favour of all items of business before the Annual Meeting of the Shareholders held in Vancouver yesterday and that the nominees listed in the management proxy circular for the meeting were all elected as directors. Detailed results of the vote for the election of directors are set out in the table below.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Tony Giardini	77,795,156	99.61	308,460	0.39
James Gowans	77,947,025	99.80	156,591	0.20
William Hayden	77,794,367	99.60	309,249	0.40
William Hensley	77,928,060	99.78	175,556	0.22
Gregory Lang	77,942,636	99.79	160,980	0.21
Kalidas Madhavpeddi	77,940,265	99.79	163,351	0.21
Janice Stairs	77,920,022	99.76	183,594	0.24
Rick Van Nieuwenhuyse	77,938,382	99.79	165,234	0.21
Diana Walters	77,784,854	99.59	318,762	0.41

The Company is also pleased to announce the appointment of Ms. Janice Stairs, LLB, MBA as Chair of the Board of Directors. Ms. Stairs has been a director of Trilogy Metals since 2011. She graduated from Dalhousie Law School and holds a Master of Business Administration degree from Queen's University.

"Janice is well suited to Chair the Trilogy Board. With her strong legal background, her many years working in the mining sector and the fact that she has been an active director of Trilogy Metals since its inception eight years ago, she knows the history of the Company and understands and appreciates the relationships that Trilogy has built in Alaska towards advancing our assets in the Ambler Mining District.", said Rick Van Nieuwenhuyse, President and Chief Executive Officer of the Company. "We are also delighted to welcome James (Jim) Gowans as a director. Jim and I worked together at Placer Dome and he has always had an appreciation for the challenges of developing a mine in Alaska. Jim's previous experience with Cominco Limited, where he oversaw the completion of a feasibility study and the subsequent design and construction of the Red Dog Mine will be valuable to Trilogy Metals as we start the next phase of developing the Arctic mine. Jim also operated the Red Dog Mine for three years following its commissioning. The relationships that he built with the Inupiaq people of Northwestern Alaska will be invaluable as we advance the Ambler Mining District to production".

Trust | Respect | Integrity

"We welcome Jim as an independent director to Trilogy Metals", said Janice Stairs, Chair of the Board of Directors of Trilogy Metals. "Not only does Jim bring his tremendous insight and experience in Alaska, but he also developed a well-established and respectful working dynamic with our partner, South32 Limited while he was President and CEO of Arizona Mining Inc."

Detailed results of all items of business are available in the Report of Voting Results filed under the Company's SEDAR profile at www.sedar.com ("SEDAR") and on the Form 8-K filed under the Company's EDGAR profile at www.sec.org ("EDGAR").

About Trilogy Metals

Trilogy Metals Inc. is a metals exploration company focused on exploring and developing the Ambler mining district located in northwestern Alaska. It is one of the richest and most-prospective known copper-dominant districts located in one of the safest geopolitical jurisdictions in the world. It hosts world-class polymetallic volcanogenic massive sulphide ("VMS") deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high grade copper mineralization. Exploration efforts have been focused on two deposits in the Ambler mining district - the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within the Company's land package that spans approximately 143,000 hectares. The Company has an agreement with NANA Regional Corporation, Inc., a Regional Alaska Native Corporation that provides a framework for the exploration and potential development of the Ambler mining district in cooperation with local communities. Our vision is to develop the Ambler mining district into a premier North American copper producer.

Company Contacts

Rick Van Nieuwenhuyse
President & Chief Executive Officer

Elaine Sanders
Vice President & Chief Financial Officer

604-638-8088 or 1-855-638-8088
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Trust | Respect | Integrity